UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
Commission File Number: 1-6776
CENTEX VENTURES PROFIT SHARING AND RETIREMENT PLAN
(Full title of plan)
CENTEX CORPORATION
2728 N. Harwood
Dallas, Texas 75201
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule
Centex Ventures Profit Sharing and Retirement Plan
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

Centex Ventures Profit Sharing and Retirement Plan
Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007
Contents
Unaudited Financial Statements

Centex Ventures Profit Sharing and Retirement Plan
Statements of Net Assets Available for Benefits
(unaudited)

	December 31,
	2007	2006

Assets
Investments in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust	$979,399	$1,387,039
Participant loans	81,067	58,306

Net asset available for benefits, at fair value	1,060,466	1,445,345
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	932	521

Net assets available for benefits	$1,061,398	$1,445,866

See accompanying notes.

Centex Ventures Profit Sharing and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007
(unaudited)

Additions:
Employer contributions	$16,434
Participant contributions	131,498
Interest in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust investment income	21,134
Interest income on participant loans	5,532

Total additions	174,598

Deductions:
Distributions to participants	175,952
Administrative expenses	165

Total deductions	176,117

Net transfers to the Profit Sharing and Retirement Plan of Centex Corporation	(382,949)

Net decrease in net assets available for benefits	(384,468)

Net assets available for benefits:
Beginning of year	1,445,866

End of year	$1,061,398

See accompanying notes.

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements
December 31, 2007
(unaudited)
1. Description of the Plan
The following description of the Centex Ventures Profit Sharing and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, established January 1, 2002, and amended and restated effective January 1, 2002, is a defined contribution retirement plan covering eligible employees of certain Affiliated Business Arrangements (“ABAs” or the “Participating Employers”) of Centex Corporation (the “Company”), which have adopted the Plan with the Company’s consent. The Plan is administered by an Administrative Committee (the “Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan has two distinct types of eligible employees: (1) employees eligible to participate in employer profit sharing contributions or (2) employees eligible to participate in employer matching contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain salaried employees of the Participating Employers participate in profit sharing the first day of the month following one year of service, as defined. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked at least 1,000 hours, ending on the first anniversary of the employee’s date of hire. Commission and certain salaried employees of the Participating Employers participate in matching contributions on the date the employee first performs for the employer an hour of service, as defined.
A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.
Transfers between the Plan and the Profit Sharing and Retirement Plan of Centex Corporation were due to transfers of employment between the Company and the ABAs.

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
Contributions
The Plan permits participants to contribute pre-tax up to 100% of their compensation, as defined, (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $45,000, whichever is less) for 401(k) contributions, Participating Employers’ contributions and voluntary (after-tax) contributions on a combined basis.
Participating Employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and compensation. Participating Employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. In March 2007, the Participating Employers made a $7,030 qualified non-elective contribution to the Plan. Forfeitures may be used to reduce Participating Employer matching contributions, Participating Employer profit sharing contributions or administrative expenses of the Plan. During the year ended December 31, 2007, participants forfeited $25,861, which will be used to reduce future employer contributions. During the year ended December 31, 2006, participants forfeited $39,520, which were used to reduce employer contributions paid during the year ended December 31, 2007.
Participants direct the investment of their accounts into various registered investment company funds, common collective trusts or the Centex Common Stock Fund (the “CCSF”), a unitized stock fund.
Participants may allocate up to 15% of Participating Employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.
Vesting
The Plan has several vesting provisions that vary based upon the type of employer contribution, or in certain instances a participant’s Participating Employer. Participants should refer to the Plan document for a more complete description of these provisions.

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
Participant Loans
Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum, with Committee authorization and for approved events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at prime plus 2.0% and are repayable to the Plan within five years. Interest rates on outstanding participant loans as of December 31, 2007 ranged from 7.3% to 10.3%.
Distributions to Participants
Distribution of an active participant’s entire account balance is permitted upon a participant’s retirement, death or disability. A participant is eligible for early retirement upon the attainment of age 55 and the completion of at least 15 years of service, as defined. In the event of termination of service of any participant for any reason other than retirement, death or disability, a participant shall, subject to further provisions of the Plan, be entitled to receive the vested portion of his or her account balance. A participant may also receive a distribution to satisfy a financial hardship meeting the requirements of Internal Revenue Service (“IRS”) regulations.
Distributions to participants are paid in a lump sum, a direct rollover, or in certain instances, in installment payments. A participant who retires and has 10 years of service, as defined, may elect to receive a distribution of his or her account in quarterly, semi-annual or annual installment payments over a specified term of 10 years or less, as elected by the participant.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.
Plan Termination
Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Valuation of Investments and Income Recognition
The Profit Sharing and Retirement Plan of Centex Corporation Master Trust (the “Master Trust”) holds the assets of the Plan, as well as the assets of other plans sponsored by Centex Corporation (“Affiliate Plans”). Investments in the Master Trust as of December 31, 2007 and 2006 are presented in Note 4. The Plan’s Ownership in the Master Trust is denominated in units. Units represent the value of the participant accounts in the Plan. The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the “Trustee”), which is held accountable by and reports to the Committee.
Investments included in the Master Trust are valued at fair value with the exception of the Fidelity Managed Income Portfolio (“MIP”) (see Note 3). The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of investments in common collective trusts, except for the MIP (see Note 3), is based on the value of their underlying assets determined by quoted market prices when available or the Trustee’s estimates of fair value when quoted market prices are not available. The investment in

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
the CCSF is determined by the value of the underlying common stock combined with the short-term cash position. The fair value of the common stock portion of the funds is based on the closing price of the common stock on its primary exchange. The short-term cash position of the CCSF is recorded at cost, which approximates fair value. Participant loans are recorded at carrying value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each Plan. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2007, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plans.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007, and will be effective for the Plan as of January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s financial statements.
3. Investment in Stable Value Fund
The MIP, a common collective trust held in the Master Trust, qualifies as a stable value fund with underlying investments in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the MIP with a corresponding adjustment to reflect the MIP at contract value.
The MIP’s objective is to seek preservation of capital and a competitive level of income over time by investing in underlying assets including, but not limited to, fixed-income securities and bond funds. In order to minimize risk of loss to the investors, the fund will invest in synthetic wraps whereby the underlying assets are “wrapped” by a synthetic investment contract issued by a bank or insurance company that insures that participant-

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
initiated withdrawals from the fund will be paid at contract value. Gains or losses associated with the synthetic wrap are recognized over time by adjusting the interest rate credited to the fund. The fair value of investments in synthetic wraps is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of underlying portfolio securities is determined using the most recent bid price in the principal market that the Trustee believes accurately reflects fair value. The MIP’s fair value is then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals, and less administrative expenses.
4. Interest in the Master Trust
The Plan’s interest in the net assets of the Master Trust was 0.2% for each of the years ended December 31, 2007 and 2006. Investments held in the Master Trust were as follows:

	December 31,
	2007	2006

Registered Investment Companies	$240,563,755	$316,863,573
Common Collective Trusts	182,230,633	243,583,512
Centex Common Stock Fund	15,818,191	55,705,668
Cash	11,921,794	17,192,796

Total assets, at fair value	450,534,373	633,345,549
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	311,898	334,423

	$450,846,271	$633,679,972

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
Investment income in the Master Trust for the year ended December 31, 2007, was as follows:

Net depreciation in Registered Investment Companies	$(3,669,501)
Net appreciation in Common Collective Trusts	13,040,933
Net depreciation in Centex Common Stock Fund	(24,036,148)
Dividend and interest income	18,467,798

$3,803,082

The Plan invests in various investment securities, which in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated September 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, certain provisions of the Plan were amended. However, the Company and the Plan’s counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Related Party Transactions
Plan investments of $817,080 and $960,867 at December 31, 2007 and 2006, respectively, are shares of registered investment companies and common collective trusts managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, certain of the Plan’s assets are invested in the CCSF. Transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Centex Ventures Profit Sharing and Retirement Plan
Notes to Financial Statements (continued)
7. Reconciliation to Form 5500
The following reconciles net assets available for benefits per the financial statements to Form 5500 to be filed by the Company:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$1,061,398	$1,445,866
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in common collective trust	(932)	(521)

Net assets available for benefits per Form 5500	$1,060,466	$1,445,345

The following reconciles total additions to net assets available for benefits per the financial statements to Form 5500 to be filed by the Company for the year ended December 31, 2007:

Total additions per the financial statements	$174,598
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts held in common collective trust	(411)

Total income per Form 5500	$174,187

8. Subsequent Events
The Plan was amended and restated effective January 1, 2008. Significant changes to the Plan include: (1) a change in the Plan name to the Centex Ventures Saving for Retirement Plan; (2) an automatic enrollment for new hires to include a contribution of 3% of their eligible compensation, with an automatic increase of 1% each year up to 6%; (3) all participants will receive an employer matching contribution of 50% of the first 6% in participant contributions; (4) all participants are eligible to receive discretionary profit sharing contributions based on eligible compensation; and (5) all matching and profit sharing contributions made during the 2008 Plan year and forward are subject to a five year graded vesting schedule. Participants should refer to the Plan document, as amended and restated, for a more complete description of the Plan’s provisions.

Supplemental Schedule

Centex Ventures Profit Sharing and Retirement Plan
Schedule H; Line 4i — Schedule of Assets (Held at End of Year)
EIN#: 75-0778259
Plan #: 002
December 31, 2007

(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 7.3% to 10.3%	$—	$81,067

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Centex Ventures Profit Sharing and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTEX VENTURES PROFIT SHARING AND RETIREMENT PLAN

Date: June 27, 2008	By:	/s/ MICHAEL S. ALBRIGHT Michael S. Albright
Member, Administrative Committee

INDEX TO EXHIBIT
Centex Ventures Profit Sharing and Retirement Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference
32	Certification of the Administrative Committee Member of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith